7/18/14

14041161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 68991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OLDFIELD CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 E 29TH STREET, SUITE 204A
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN FUCHS 212-481-7284
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name -- if individual, state last, first, middle name)

7 Penn Plaza Suite 830 (Address) New York (City) NY (State) 10001 (Zip Code)

SEC / MR

2014 JUL 14 PM 1:09

RECEIVED

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/7/14

OATH OF AFFIRMATION

I, **NORMAN FUCHS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OLDFIELD CAPITAL GROUP LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Oldfield Capital Group LLC
CONTENTS

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Oldfield Capital Group LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Oldfield Capital Group LLC (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in financial condition and changes in stockholders' equity for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal

control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oldfield Capital Group LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Bernstein & Pinchuk LLP

New York, New York
March 14, 2014

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets

Cash and Cash Equivalents	$	17,020		
Prepaid Expenses		6,000		
Total Current Assets				23,020
Property and Equipment, net of accumulated depreciation				1,313
Total Assets			$	24,333

Liabilities and Member's Equity

Liabilities				
Accounts payable and accrued expenses	$	3,000		
Total Liabilities			$	3,000
Member's Equity				21,333
Total Liabilities and Member's Equity			$	24,333

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues		
Advisory and consulting fees		$ 1,000
Expenses		
Registration fees	1,400	
Accounting	3,000	
Rent	6,500	
Office Expenses	5,000	
Meals and Entertainment	4,780	
Dues and Subscriptions	1,000	
Depreciation	340	
Telephone	1,402	
Travel	6,604	
Software	1,260	
Professional Fee	500	
Total Expenses		31,786
Net Loss		$ (30,786)

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Balance - December 31, 2012	$	17,619
Capital Contributions		34,500
Net Loss		(30,786)
Balance - December 31, 2013	$	21,333

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows used in Operating Activities		
Net loss		$ (30,786)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	340	
Changes in operating assets and liabilities:		
Prepaid expenses	(3,000)	
Accounts payable and accrued expenses	500	
Total Adjustments		(2,160)
Net Cash Used in Operating Activities		(32,946)
Cash Provided by Financing Activities		
Capital Contributions		34,500
Net Increase in Cash and Cash Equivalents		1,554
Cash and Cash Equivalents - December 31, 2012		15,466
Cash and Cash Equivalents - December 31, 2013		$ 17,020

SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ -
Income taxes paid	$ -

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - NATURE OF BUSINESS

Oldfield Capital Group Limited Liability Company(the "Company") was organized on June 30, 2012 as a New Jersey limited liability company for the purpose of providing investment advisory services, including; private placement of securities, financial valuation and modeling, financial structuring and strategic consulting.

The Company is applying to become broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The accompanying financial statements have been prepared from records maintained by the Company

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three years.

CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered cash equivalents

REVENUE RECOGNITION

Revenues are comprised of advisory and consulting fees. During the year ended December 31, 2013, the Company recognized $1,000 as financial advisory services to its clients in connection with proposed business acquisitions, including financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when

persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States.

INCOME TAXES

The Company is a New Jersey LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statements or tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computers	$ 1,700
Less: Accumulated depreciation	387
	$ 1,313

Depreciation for the year ended December 31, 2013 was $ 340.

NOTE 4 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

NOTE 4 - FAIR VALUE (CONTINUED)

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, receivables, accrued expenses and other liabilities.

NOTE 5 - CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of cash. As of December 31, 2013, the Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 6 - INCOME TAXES

The Company is considered a disregarded entity for Federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners. □

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "General and administrative expenses".

The Company files income tax returns in its local jurisdictions.

NOTE 7- COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreement for the office. The current lease year will end on September 30, 2014. The rental expense for lease commitment for 2014 will be $6,000.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the Financial Industry Regulatory Authority (FINRA) regulations and the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $14,020 which was in excess of its required net capital of $5,000. The Company's net capital ratio was .21 to 1.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the financial statements and no subsequent event is identified.

OLDFIELD CAPITAL GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

Net Capital				
Total member's equity			$	21,333
Deductions and Charges				
Non-allowable assets:				
Prepaid expenses	$	6,000		
Fixed Assets		1,313		
Total Deductions and Charges				7,313
Net Capital			$	14,020
Aggregate Indebtedness (A.I.)				
Accounts payable and accrued expenses			$	3,000
				-
Total Aggregate Indebtedness			$	3,000
Computation of Basic Net Capital Requirement				
(a) Minimum net capital required (6 2/3 % of total A.I.)			$	200
(b) Minimum net capital required of broker dealer			$	5,000
Net Capital Requirement (Greater of (a) or (b))			$	5,000
Excess Net Capital			$	9,020
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)			$	13,720
Ratio of A.I. to Net Capital				0.21
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2013)				
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report			$	19,151
Deduction on non-allowable assets				5,131
Net capital computed above			$	14,020

OLDFIELD CAPITAL GROUP LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

OLDFIELD CAPITAL GROUP LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17 A-5

Board of Directors
Oldfield Capital Group LLC

In planning and performing our audit of the financial statements of Oldfield Capital Group LLC (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

Bernstein & Pinchuk LLP

Seven Penn Plaza Suite 830 New York New York 10001 Tel 2112.279.7900 Fax 212.279.7901

www.bpaccountants.com

Members of the AICPA and NYSSCPA's / PCAOB Registered

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other

regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein & Pinchuk LLP

New York, New York
March 14, 2014